August 22, 2013

SUBMITTED VIA EDGAR

Jessica Barberich

Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549-1090

Re:	Ashford Hospitality Prime, Inc.

Amendment No. 2 to Registration Statement on Form 10-12(b)

Filed July 24, 2013

File No. 001-35972

Dear Ms. Barberich:

Ashford Hospitality Prime, Inc. (“Ashford Prime”) has received a comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 12, 2013 with respect to its Registration Statement on Form 10 (001-35972) that was filed on July 24, 2013 (the “Registration Statement”). On behalf of Ashford Prime, we respectfully submit the responses below to your comment letter. To facilitate your review, the comments of the staff have been set forth below in italics and are followed by our responses.

Concurrently with the filing of this letter, Ashford Prime is filing, via EDGAR submission, Amendment No. 2 to the Registration Statement (the “Revised Registration Statement”), including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. The Revised Registration Statement and the Information Statement also include other changes as well as certain exhibits that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a marked copy of the Revised Registration Statement and the Information Statement against the July 24, 2013 filing to facilitate the Staff’s review.

Reasons for the Separation, page 2

1.	We note your response to comment 6 from our letter dated July 13, 2013. We note your placeholder for Ashford Prime’s leverage ratio immediately following the spin-off. Please also provide the current leverage ratio for Ashford Trust (rather than Ashford Prime).

Jessica Barberich

August 22, 2013

We have included the expected initial leverage ratio for Ashford Prime as well as the comparable current leverage ratio for Ashford Trust as of June 30, 2013 on page 2 and on page 72. We have also expanded the disclosure on page 72 to provide more detail about how the leverage ratio is calculated.

Our Competitive Strengths, page 4

2.	You disclose on page F-3 that you consider it probable that you will exercise the options to acquire Pier House Resort and Crystal Gateway. In light of this, please expand your disclosure on page 6 under Prudent Capital Structure and throughout your document (i.e., Our Financing Strategy section, Liquidity and Capital Resources section, etc.) to also disclose and discuss pro forma indebtedness if these properties are acquired through exercise of the options.

We have expanded the disclosure on page 6 and throughout the information statement to include the pro forma indebtedness of Ashford Prime if the two option properties are acquired, assuming both are encumbered by debt at the time of the acquisition.

Structure and Formation of Our Company, page 14

3.	Your response to comment 16 of our letter dated July 13, 2013 indicates that the Board of Directors of Ashford Trust has not yet determined the number of shares to be issued or the amount of cash that will be contributed to Ashford Prime. When known, please explain to us how the amount of cash to be contributed was determined including how the anticipated cash needs of Ashford Prime were specifically considered in determining the amount. Also, explain how the number of common units of your operating partnership to be issued to Ashford Trust was determined. We may have further comment.

We have revised the disclosure to indicate that the amount of cash to be contributed to Ashford Prime will be $145.3 million, which represents the $139.3 million of net proceeds from Ashford Trust’s June common stock offering, plus $6 million of additional cash. In determining the total amount of cash to be contributed to Ashford Prime, the Board took into consideration the target leverage ratio of Ashford Prime as well as the purchase price for the Pier House Resort, the purchase price for the taxable REIT subsidiaries, the anticipated owner funded capital expenditures for the properties being contributed to Ashford Prime and the anticipated corporate working capital needs of Ashford Prime.

The number of common units of the Ashford Prime operating partnership to be issued to Ashford Trust was the result of a mathematical calculation. The factors relevant for the calculation included the percentage of Ashford Prime to be spun off, the number of shares of outstanding common stock of Ashford Trust at the time of the spin-off and the distribution ratio. The board determined that Ashford Trust would spin-off 80% of the Ashford Prime assets and retain a 20% interest through ownership of operating

Jessica Barberich

August 22, 2013

partnership units of Ashford Prime. The board also determined that each stockholder of Ashford Trust would receive one share of Ashford Prime for every five shares of Ashford Trust common stock. Using this information and the fact that the number of units of the Ashford Prime operating partnership owned by Ashford Prime will be equal to the number of outstanding shares of Ashford Prime common stock (consistent with a typical upREIT structure), the board of directors was able to mathematically calculate the number of common units of Ashford Prime’s operating partnership to issue to Ashford Trust so that Ashford Trust would retain a 20% interest in the Ashford Prime assets.

OUR BUSINESS AND PROPERTIES

Our Competitive Strengths, page 109

4.	We note your response to comment 7 from our letter dated July 13, 2013, as well as your revised disclosure, which states that inclusion of the two option properties as option properties, rather than as part of the initial separation and distribution, is based on “a number of tax, financing and market considerations.” Please expand this disclosure to discuss the main tax, financing and market considerations.

We have expanded our disclosure on page 113 to address in more detail the rationale for inclusion of the two option properties as option properties.

Accounting Treatment of our Formation Transactions, page 186

5.	We note that you intend to account for the purchase of the TRS subsidiaries as a business combination. Please further explain to us the reason for the structure of your formation transactions as it relates to these subsidiaries; tell us why the TRS subsidiaries were not included with the contribution of the interests in the hotel properties. Also, tell us how you determined that business combination accounting is appropriate for the transfer of the TRS subsidiaries and how you concluded that the transaction has substance. Lastly, tell us the carrying values of the assets and liabilities included in the TRS subsidiaries compared to their fair values.

The TRS subsidiaries are a part of a consolidated group of taxable corporations. As a result, the TRS subsidiaries could not be contributed to Ashford Prime along with the interests in the hotel properties in a tax efficient manner. The transaction was structured to provide Ashford Prime TRS with stepped up tax basis for the assets of the TRS subsidiaries.

ASC 805-10-25-1 requires that Ashford Prime must determine whether the transaction is a business combination by applying the definition of a business in ASC 805-10-55-4 which states:

Jessica Barberich

August 22, 2013

A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a.        Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b.        Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

c.        Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

In this transaction, Ashford Prime will acquire the right to operate the property under the long-term TRS Leases which we considered an “input.” The “process” is the operation of the hotel in accordance with the terms of the lease agreement for the payment of the lease payments, which when applied to the input has the ability to create an output. The “output” is the ultimate distribution of net profits to the owners.

To address the final part of this question, the TRS subsidiaries only have cash which totals $124,000 as of June 30, 2013. The TRS subsidiaries have no liabilities.

Unaudited Pro Forma Combined Consolidated Financial Statements, page F-3

6.	You disclose on page 16 that you will be responsible for paying the initial transaction cost of the separation and distribution, which is expected to be approximately $11.75 million. Please tell us how you will account for these costs and how the costs were considered in presenting your pro forma financial information.

Our current estimate of the initial transaction cost of the separation and distribution has been changed to $13.4 million. In the event the separation and distribution is

Jessica Barberich

August 22, 2013

consummated, Ashford Prime will reimburse Ashford Trust these expenses under the reimbursement agreement. Under Topic 3, Pro Forma Financial Information, Regulation S-X, Article 11, material nonrecurring charges which directly result from the transaction like these should not be included in pro forma income statements.

7.	We note that you have determined that the acquisition of the two option properties is probable, but that the final determination as to whether or not to exercise the options, and when, will be made by the board of directors of Ashford Prime after the completion of the separation and distribution. Because you have structured your transaction in this way, we note that there may be significantly different outcomes depending on whether the options are exercised. In light of this, please revise your disclosure to include additional pro forma presentations to reflect the outcome if the options are not exercised. The additional presentations may be of equal prominence or lesser, depending on the facts and circumstances.

We have revised the disclosure in the pro forma combined consolidated financial statements to present a column assuming neither option property is acquired and a column assuming both option properties are acquired.

8.	You state that the purchase price of each of the option properties is at fair value, and thus you believe there is minimal value attributable to the options. However, we note that the terms of the Pier House Resort option are not simply at fair value at time of exercise. Please provide us with a revised response to address how the differences were considered in your conclusion.

The purchase price for the Pier House Resort, pursuant to the terms of the option agreement, provide for payment of a fixed purchase price if the option is exercised in the first six months of the option period. The fixed amount is based on the actual acquisition cost to Ashford Trust in a fully-negotiated, third-party transaction plus the enhanced value of the property due to the assumable financing being put in place by Ashford Trust as well as the current title policy and diligence reports that will be delivered to Ashford Prime at the time of the exercise of the option. Management believes that the total initial fixed purchase price is an approximation of fair value. Management also believes that the 1% increase in the purchase price during months six through twelve and the additional 1% increase in the purchase price in the final six months of the option period approximates the expected increase in fair market value over the period of the option agreement. The disclosure in footnote 2 has been revised to include this additional explanation.

Adjustments to Pro Forma Combined Consolidated Balance Sheet, page F-7

9.

We note your revised disclosure relating to the purchases of Pier House Resort and Crystal Gateway Marriott. It still appears that only land, buildings and improvements, and furniture, fixtures and equipment are included in the purchase price allocation.

Jessica Barberich

August 22, 2013

Please advise or revise. Furthermore, we note that you will account for the initial properties at Ashford Trust’s carrying value, but it appears that you intend to account for the purchases of the option properties as business combinations. Please clarify your basis for the difference in accounting treatment between the initial properties and option properties; discuss your consideration of the fact that the option agreements will be entered into as part of the spin-off of the initial properties and that the board of Ashford Trust has already approved the sale of these properties. Also, clarify if the cash that will be contributed to Ashford Prime will cover the purchase price of Pier House Resort.

The purchase price allocations reflects the allocations of “Investment in Hotel Properties” and the acquisition of the taxable REIT subsidiaries.

Historically, the most common examples of recording intangibles as part of an acquisition are:

•	Above or below market ground leases (to the extent there are any assumed ground leases);

•	Above or below market debt (to the extent there is any assumed debt); and

•	Above or below market management agreements

We are still in the process of finalizing the purchase price allocation for the Pier House Resort which was disclosed as preliminary, but we do not believe the acquisition of Pier House Resort will result in any intangibles being recorded. Pier House Resort does not have a ground lease that was assumed; no debt was assumed; and a new management agreement was executed at closing, and so is presumed to be at market rates. Ashford Trust is in the process of incurring debt on the property prior to the spin-off, and such debt will be negotiated in an arm’s length transaction with a third party lender. Accordingly, management believes that the terms of the debt reflect fair value.

For Marriott Crystal Gateway we noted previously that the fair value of the fixed rate debt exceeded the carrying value of the debt by $17.4 million as of March 31, 2013. As of June 30, 2013, the fair value of the fixed rate debt exceeded the carrying value of the debt by $17.7 million. We also noted that our preliminary estimate is that the carrying value of the unfavorable management contract liability is $6.5 million at March 31, 2013. This estimated was updated to $6.2 million at June 30, 2013. These adjustments are reflected in the Pro Forma Balance Sheet for Marriott Crystal Gateway. The notes have been adjusted accordingly.

The differences in the accounting treating between the initial properties (at Ashford Trust’s carrying value) and the option properties (as business combinations) reflects the level of control before and after the spin-off. Prior to the spin-off, all the assets were under common control. After the spin-off, there is no longer common control of the

Jessica Barberich

August 22, 2013

assets, and we are therefore required to account for the transaction as a Business Combination under ASC 805-10-25-1. The primary reasons that we expect common control will not exist are:

•	Ashford Trust and Ashford Prime will have separate Boards of Directors;

•	The two Boards of Directors only have two common directors;

•	Ashford Prime will have four independent directors that have no prior affiliation with Ashford Trust;

•

Ashford Trust owns only 20% of Ashford Prime, and that ownership interest is in the form of common units of Ashford Prime’s operating partnership, which generally will not convey voting power with respect to matters voted on by our stockholders.

Adjustment to Pro Forma Combined Consolidated Statements of Operations, page F-11

10.	We note your revision to the description of adjustment (FF). It is still unclear how you will determine the amount for pro forma purposes; please advise us further of the basis.

Because the allocation method and the resulting adjustment are not determinable at this time, no amount will be included in the pro forma combined consolidated financial statements. We have revised our disclosure to note that the allocation methodology will be determined at a future date by the Board of Directors of Ashford Prime and that no amount will be included for this item for pro forma purposes.

11.	We note that you intend to include the pro forma per share data in a future amendment. We will continue to monitor for this disclosure.

We have included the requested pro forma per share data on pages F-5 and F-6.

 * * *

Ashford Hospitality Prime, Inc. has authorized the undersigned to acknowledge, on behalf of the Company, that, in connection with this response:

•	Ashford Prime is responsible for the adequacy and accuracy of the disclosure in its Registration Statement on Form 10 (001-35972);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

Jessica Barberich

August 22, 2013

•	Ashford Prime may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For further clarity, please see Exhibit A, in which Ashford Prime has directly made the acknowledgments noted above. We respectfully submit the foregoing for your consideration in response to your comment letter dated August 12, 2013. If you have any further questions concerning this filing, please contact me at (214) 659-4461.

Sincerely,

/s/ Muriel C. McFarling

Muriel C. McFarling

cc:	David A. Brooks

David Kimichik

Mark Nunneley

Exhibit A

August 22, 2013

Jessica Barberich

Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549-1090

Re:	Ashford Hospitality Prime, Inc.

Amendment No. 1 to Registration Statement on Form 10-12(b)

Filed July 24, 2013

File No. 001-35972

Dear Ms. Barberich:

In response to the request of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated August 12, 2013, in connection with the above-captioned Registration Statement on Form 10 (001-35972) (the “Registration Statement”) of Ashford Hospitality Prime, Inc. (“Ashford Prime”), Ashford Prime hereby acknowledges that:

•	Ashford Prime is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•	Ashford Prime may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact our counsel, Muriel McFarling, at (214) 659-4461.

Very truly yours,

/s/ David A. Brooks

David A. Brooks

Chief Operating Officer and General Counsel